

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> Re: **Gain Capital Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 2, 2010**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed Amendment No. 6 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 8 of our letter dated October 26, 2010 and your revised disclosure on page 24. Based on your description of your CFD business in the prospectus, it appears that the CFDs would fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall within the definition of a swap under Title VII of the **Dodd–Frank** Wall Street Reform and Consumer Protection Act. Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities laws and the Commodity Exchange Act.

2.   We note your response to comment 1 of our letter dated October 26, 2010. In response to our comment, we note that you did not provide the analysis conducted by the Aite Group that supports your disclosure. Please provide the supporting documents. Additionally, please clarify what the CFTC Risk Disclosure document, the customer agreement with Forex and the FXCM customer agreement are intended to support.

Prospectus Summary, page 1

Pursue Strategic Acquisitions and Alliances …, page 9

3.   We note that on September 14, 2010 you acquired MG Financial LLC and that you entered into an agreement on October 5, 2010 to acquire Capital Market Services, LLC. Please file these agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements. Additionally, please update your disclosure regarding your competition on page 100 as appropriate.

Risk Factors, page 18

4.   We note your response to comment 4 of our letter dated October 26, 2010. We note that the risk factor related to recent regulatory changes on page 28 still contains mitigating language. We therefore reissue our comment. Please review your risk factors and revise to remove mitigating language. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.

Management, page 111

5.   Please revise the description of Mr. O'Grady's experience to disclose the positions held at 3i for at least the past five years. Additionally, please disclose the relationship of 3i to you. Please refer to Item 401(e) of Regulation S-K.

Exhibit 23.4

6.   We note your response to comment 1 of our letter dated October 26, 2010. In response to our comment, you provided the consent of Forrester Research. Please have Forrester provide a revised consent that eliminates subclauses 2 and 3. In light of the consent requirement of Section 7(a) of the Securities Act, it is inappropriate for Forrester to disclaim liability for errors, omissions, or inadequacies. Additionally, third parties must be able to rely on the information. Finally, please have Forrester revise subclause 4 or explain to us why you believe Forrester should not be considered an expert. Please refer to C&DI 233.02 for the Securities Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq. (*via facsimile*)